29 September 2008

VIA EDGAR

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:   The Charles Schwab Family of Funds   File Nos. 33-31894 and 811-5954
      Schwab Investments                   File Nos. 33-37459 and 811-6200
      Schwab Capital Trust                 File Nos. 33-62470 and 811-7704
      Schwab Annuity Portfolios            File Nos. 33-74534 and 811-8314

Dear Sir or Madam:

     On behalf of each of the above-referenced management investment companies (the "Trusts"), enclosed please find the following for filing pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"):

1. A copy of the Trust's current primary $25 million fidelity bond policy #490PB1621 (Travelers and Great American Insurance Company), effective through June 30, 2009.

2. A copy of the Trust's excess $25 million fidelity bond policy #98291108B (ICI Mutual Insurance Company).

3. A copy of the Trust's excess $20 million fidelity bond policy #169880306 (CNA and Great American).

4. A copy of the resolutions unanimously adopted by the members of the Board of Trustees of the Trusts (including those persons who are not "interested persons" of the Trusts), ratifying the purchase of the bonds and the payment of the premiums stated therein and a Certificate of the Assistant Secretary of the Trusts attesting to the authenticity and accuracy of resolutions;

5. A Statement of Registered Investment Companies pursuant to Rule 17g-1(d) under the 1940 Act; and

6. A copy of an agreement between all named insureds entered pursuant to Rule 17g-1(f).

                                        Sincerely,


                                        /s/ Christine Pierangeli

                                        Christine Pierangeli
                                        Assistant Secretary

          IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

         HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

'    better protects the interests of all parties;

'    helps Travelers to try to resolve losses or claims more quickly; and

' often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

                                       FAX

  Use this number to report a loss, claim, or potential claim by fax toll free.

                                 1-888-460-6622

                                     US MAIL

    Use this address to report a loss, claim, or potential claim by U S Mail.

            Bond-FPS Claims Department Travelers Mail Code NB08F 385
                 Washington Street Saint Paul, Minnesota 55102

                                      EMAIL

     Use this address to report a loss, claim, or potential claim by email.

                         Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

                         INVESTMENT COMPANY BLANKET BOND

                   St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396 (A Stock Insurance Company, herein called Underwriter)

DECLARATIONS BOND NO. 490PB1621

Item 1. Name of Insured (herein called Insured):
The Charles Schwab Family of Funds
Principal Address:
101 Montgomery Street San Francisco, CA 94104

Item 2. Bond Period from 12:01 a.m. on 06/30/08 to 12:01 a.m. on 06/30/09 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

                                                          Limit of     Deductible
                                                         Liability       Amount
                                                        -----------   ------------
Insuring Agreement A - FIDELITY                         $25,000,000      $50,000
Insuring Agreement B - AUDIT EXPENSE                    $    50,000      $     0
Insuring Agreement C - PREMISES                         $25,000,000      $50,000
Insuring Agreement D - TRANSIT                          $25,000,000      $50,000
Insuring Agreement E - FORGERY OR ALTERATION            $25,000,000      $50,000
Insuring Agreement F - SECURITIES                       $25,000,000      $50,000
Insuring Agreement G - COUNTERFEIT CURRENCY             $25,000,000      $50,000
Insuring Agreement H - STOP PAYMENT                     $   500,000      $10,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT   $   500,000      $10,000
OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J - Unauthorized Signature           $   500,000      $10,000
Insuring Agreement K - Computer Systems                 $25,000,000      $50,000
Insuring Agreement L - Telefacsimile Systems            $25,000,000      $50,000
Insuring Agreement M - Voice-Initiated Transactions     $25,000,000      $50,000
Insuring Agreement N - Automated Phone Systems          $25,000,000      $50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB010 Ed. 7-04, ICB011 Ed. 7-04, ICB012 Ed. 7-04, ICB013 Ed. 7-04, ICB014 Ed.
7-04, ICB016 Ed. 7-04, ICB019 Ed. 7-04, ICB020 Ed. 7-04, ICB026 Ed. 7-04, ICB031
Ed. 7-04, ICB050 Ed. 7-04, MEL2555 Ed. 3-05, MEL2684 Ed. 3/05, MEL2899 Ed. 5/05,
MEL3274 Ed. 7-05, MEL3279 Ed. 5/05, MEL5483 Ed. 10/07, MEL5530 Ed. 12/07, ICB042
Ed. 7-04

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 490PB1621 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned: ST. PAUL FIRE AND MARINE INSURANCE COMPANY


/s/ Bruce Backberg, Secretary


/s/ Brian MacLean, President

Authorized Representative Countersigned At

Countersignature Date

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

                              INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

                              Office and Equipment

(1) loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

ICB005 Ed. 7-04 1 of 12 Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY 0R ALTERATION

Loss through Forgery or alteration of or on:

(1) any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

(2) other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:

     (a) customer of the Insured, or

     (b) shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or

     (c) financial or banking institution or stockbroker,

but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

(3) withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

     (a) counterfeited, or

     (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

     (c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers,

ICB005 Ed. 7-04 2 of 12 assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's, or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from an Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

                               GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES CONSOLIDATION OR MERGER - NOTICE

(1) If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2) If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement
(A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

   THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE
                      FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond have the respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section
(9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner, or Employee of:

     (a) an investment advisor,

     (b) an underwriter (distributor),

     (c) a transfer agent or shareholder accounting record-keeper, or

     (d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in sub-sections
(6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS THIS BOND, DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee:

     (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

     (2) of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat:

     (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

     (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured:

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interest in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost

Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

in case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any other person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate:

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwrite, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

(d) knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a)
(9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

          ENDORSEMENT OR RIDER NO. THIS ENDORSEMENT CHANGES THE POLICY.
                           PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.     RIDER EXECUTED      ENDORSEMENT OR RIDER
                                                   12:01 A.M. STANDARD TIME
                                                   AS SPECIFIED IN THE BOND
                                                   OR POLICY

490PB1621                        07/07/08          06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                            Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are: Charles Schwab Family of Funds:

-    Schwab Money Market Fund

-    Schwab Value Advantage Money Fund - Investor Shares

-    Schwab Value Advantage Money Fund - Institutional Shares

-    Schwab Value Advantage Money Fund - Select Shares

-    Schwab Value Advantage Money Fund - Institutional Prime Shares

-    Schwab Retirement Advantage Money Fund

-    Schwab Investor Money Fund

-    Schwab Government Money Fund

-    Schwab U.S. Treasury Money Fund

-    Schwab Municipal Money Fund - Sweep Shares

-    Schwab Municipal Money Fund - Value Advantage Shares

-    Schwab Municipal Money Fund - Select Shares

-    Schwab Municipal Money Fund - Institutional Shares

-    Schwab California Municipal Money Fund - Sweep Shares

-    Schwab California Municipal Money Fund - Value Advantage Shares

     1. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

     2. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

     3. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

     4. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

     5. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By


INSURED ICB010 Ed. 7-04 (a) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved Authorized Representative Page

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF   DATE ENDORSEMENT OR       * EFFECTIVE DATE OF
BOND OR POLICY NO.                RIDER EXECUTED            ENDORSEMENT OR RIDER
490PB1621                         07/07/08                  12:01 A.M.STANDARD
                                                            TIME AS SPECIFIED IN
                                                            THE BOND OR POLICY
                                                            06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                      Continued -Named Insured Endorsement

1. From and after the time this rider becomes effective the Insured under the attached bond are (continued):

     Charles Schwab Family of Funds (Continued):

     - Schwab New York AMT Tax-Free Money Fund - Sweep Shares (formerly the Schwab New York Municipal Money Fund - Sweep Shares)

     - Schwab New York AMT Tax-Free Money Fund - Value Advantage Shares (formerly the Schwab New York Municipal Money Fund - Value Advantage Shares)

     -    Schwab AMT Tax-Free Money Fund - Sweep Shares

     -    Schwab AMT Tax-Free Money Fund - Value Advantage Shares

     -    Schwab CA AMT Tax-Free Money Fund - Value Advantage Shares

     - Schwab Massachusetts AMT Tax-Free Money Fund - Sweep Shares (formerly the Schwab Massachusetts Municipal Money Fund - Sweep Shares)

     -    Schwab Pennsylvania Municipal Money Fund

     - Schwab New Jersey AMT Tax-Free Money Fund (formerly the Schwab New Jersey Municipal Money Fund)

     -    Schwab Cash Reserves

     -    Schwab Advisor Cash Reserves - Sweep Shares

     -    Schwab Advisor Cash Reserves - Premier Sweep Shares

Schwab Investments:

     -    Schwab 1000 Index Fund - Investor Shares

     -    Schwab 1000 Index Fund - Select Shares

     -    Schwab YieldPlus Fund - Investor Shares

     -    Schwab YieldPlus Fund - Select Shares

     -    Schwab Short-Term Bond Market Fund

     -    Schwab Total Bond Market Fund

     -    Schwab GNMA Fund - Investor Shares

     -    Schwab GNMA Fund - Select Shares

     -    Schwab Tax-Free YieldPlus Fund

     -    Schwab Tax-Free Bond Fund (formerly Schwab Long-Term Tax-Free Bond
          Fund)

     -    Schwab California Tax-Free YieldPlus Fund

     - Schwab California Tax-Free Bond Fund (formerly Schwab California Long-Term Tax-Free Bond Fund)

     - Schwab Inflation Protected Fund - Investor Shares - Schwab Inflation Protected Fund - Select Shares

     - Schwab Global Real Estate Fund - Investor Shares - Schwab Global Real Estate Fund - Select Shares

     -    Schwab Premier Income Fund - Investor Shares

     -    Schwab Premier Income Fund - Select Shares

     -    Schwab Premier Income Fund - Institutional Shares

ICB010 Ed. 7-04 (a) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved Page 2 of 5

     Schwab Capital Trust:

     -    Schwab S&P 500 Index Fund - Investor Shares

     -    Schwab S&P 500 Index Fund - e.Shares

     -    Schwab S&P 500 Index Fund - Select Shares

     -    Schwab Small-Cap Index Fund - Investor Shares

     -    Schwab Small-Cap Index Fund - Select Shares

     -    Schwab Total Stock Market Index Fund - Investor Shares

     -    Schwab Total Stock Market Index Fund - Select Shares

     -    Schwab International Index Fund - Investor Shares

     -    Schwab International Index Fund - Select Shares

     -    Schwab Institutional Select S&P 500 Fund

     -    Schwab Premier Equity Fund - Investor Shares

     -    Schwab Premier Equity Fund - Select Shares

     -    Schwab Large-Cap Growth Fund - Investor Shares

     -    Schwab Large-Cap Growth Fund - Select Shares

     -    Schwab Core Equity Fund

     -    Schwab Dividend Equity Fund - Investor Shares

     -    Schwab Dividend Equity Fund - Select Shares

     -    Schwab Small-Cap Equity Fund - Investor Shares

     -    Schwab Samll-Cap Equity Fund - Select Shares

     -    Schwab Hedged Equity Fund - Investor Shares

     -    Schwab Hedged Equity Fund - Select Shares

     -    Schwab Financial Services Fund

     -    Schwab Health Care Fund

     -    Laudus U.S. MarketMasters Fund - Investor Shares

     -    Laudus U.S. MarketMasters Fund - Select Shares

     - Schwab Balanced Fund - Investor Shares (formerly Schwab Viewpoints Fund - Investor Shares)

     -    Laudus Small-Cap MarketMasters Fund - Investor Shares

     -    Laudus Small-Cap MarketMasters Fund - Select Shares

     -    Laudus International MarketMasters Fund - Investor Shares

     -    Laudus International MarketMasters Fund - Select Shares

     -    Schwab MarketTrack All Equity Portfolio

     -    Schwab MarketTrack Growth Portfolio - Investor Shares

     -    Schwab MarketTrack Growth Portfolio - P Shares

     -    Schwab MarketTrack Balanced Portfolio

     -    Schwab MarketTrack Conservative Portfolio - Investor Shares

     -    Schwab MarketTrack Conservative Portfolio - P Shares

     -    Schwab Target 2010 Fund

     -    Schwab Target 2020 Fund

     -    Schwab Target 2030 Fund

     -    Schwab Target 2040 Fund

     -    Schwab Target 2015 Fund

     -    Schwab Target 2025 Fund

     -    Schwab Target 2035 Fund

     -    Schwab Retirement Income Fund

     -    Schwab Fundamental US Large Company Index Fund - Investor

     -    Schwab Fundamental US Large Company Index Fund - Select

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                          By Authorized Representative

                                     INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF   DATE ENDORSEMENT OR       * EFFECTIVE DATE OF
BOND OR POLICY NO.                RIDER EXECUTED            ENDORSEMENT OR RIDER
490PB1621                         07/07/08                  12:01 A.M. STANDARD
                                                            TIME AS SPECIFIED IN
                                                            THE BOND OR POLICY
                                                            06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                      Continued -Named Insured Endorsement

1. From and after the time this rider becomes effective the Insured under the attached bond are (continued):

Schwab Capital Trust (Continued):

-    Schwab Fundamental US Large Company Index Fund - Institutional

-    Schwab Fundamental US Small-Mid Company Index Fund - Investor

-    Schwab Fundamental US Small-Mid Company Index Fund - Select

-    Schwab Fundamental US Small-Mid Company Index Fund - Institutional

-    Schwab Fundamental International Large Company Index Fund - Investor

-    Schwab Fundamental International Large Company Index Fund - Select

-    Schwab Fundamental International Large Company Index Fund - Institutional

-    Schwab Fundamental Emerging Markets Index Fund - Investor

-    Schwab Fundamental Emerging Markets Index Fund - Select

-    Schwab Fundamental Emerging Markets Index Fund - Institutional

-    Schwab Fundamental International Small-Mid Company Index Fund - Investor

-    Schwab Fundamental International Small-Mid Company Index Fund - Select

-    Schwab Fundamental International Small-Mid Company Index Fund -
     Institutional

-    Schwab Monthly Income Fund - Moderate Payout

-    Schwab Monthly Income Fund - Enhanced Payout

-    Schwab Monthly Income Fund - Maximum Payout

-    Schwab International Core Equity Fund - Investor

-    Schwab International Core Equity Fund - Select

-    Schwab International Core Equity Fund - Institutional

Schwab Annuity Portfolios:

-    Schwab Money Market Portfolio

-    Schwab MarketTrack Growth Portfolio II

-    Schwab S&P500 Index Portfolio

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                        By

Authorized Representative

                                        INSURED

                            ENDORSEMENT OR RIDER NO.
          THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

                                                       * EFFECTIVE DATE OF
                                                   ENDORSEMENT OR RIDER 12:01
                                                      A.M. STANDARD TIME AS
 ATTACHED TO AND FORMING     DATE ENDORSEMENT OR    SPECIFIED IN THE BOND OR
PART OF BOND OR POLICY NO.      RIDER EXECUTED               POLICY
--------------------------   -------------------   --------------------------
490PB1621                          07/07/08                 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                                Computer Systems

It is agreed that:

     1. The attached bond is amended by adding an additional Insuring Agreement as follows:

                      INSURING AGREEMENT K COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

     (a) Property to be transferred, paid or delivered,

     (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

     (c) an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

          (i) cause the Insured to sustain a loss, and

          (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

                                    SCHEDULE

All systems utilized by the Insured

2. As used in this Rider, Computer System means

     (a) computers with related peripheral components, including storage components, wherever located,

     (b) systems and applications software,

     (c) terminal devices, and

     (d) related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

     (a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

     (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the portion preceding the Insuring Agreements which reads "at any time but discovered during the Bond Period";

(b) Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and Limitations; and

(c) Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be

Twenty Five Million and 00/100

Dollars ($25,000,000.00), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.

8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

     a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

     b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

INSURED

                            ENDORSEMENT OR RIDER NO.
          THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

                                                       * EFFECTIVE DATE OF
                                                   ENDORSEMENT OR RIDER 12:01
                                                      A.M. STANDARD TIME AS
  ATTACHED TO AND FORMING    DATE ENDORSEMENT OR    SPECIFIED IN THE BOND OR
PART OF BOND OR POLICY NO.      RIDER EXECUTED               POLICY
--------------------------   -------------------   --------------------------
490PB1621                          07/07/08                 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                             Unauthorized Signatures

It is agreed that:

1. The attached bond is amended by inserting an additional Insuring Agreement as follows:

                   INSURING AGREEMENT J UNAUTHORIZED SIGNATURE

(A) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(B) It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. The total liability of the Underwriter under Insuring Agreement J is limited to the sum of Five Hundred Thousand and 00/100 Dollars ($500,000.00 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

3. With respect to coverage afforded under this Rider, the Deductible Amount shall be Ten Thousand and 00/100 Dollars ($10,000.00).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

INSURED

                            ENDORSEMENT OR RIDER NO.
          THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

                                                       * EFFECTIVE DATE OF
                                                   ENDORSEMENT OR RIDER 12:01
                                                      A.M. STANDARD TIME AS
  ATTACHED TO AND FORMING    DATE ENDORSEMENT OR    SPECIFIED IN THE BOND OR
PART OF BOND OR POLICY NO.      RIDER EXECUTED               POLICY
--------------------------   -------------------   --------------------------
490PB1621                          07/07/08                 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                           Telefacsimile Transactions

It is agreed that:

1. The attached Bond is amended by adding an additional Insuring Agreement as follows:

                 INSURING AGREEMENT L TELEFACSIMILE TRANSACTIONS

Loss caused by a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.

b. "Telefacsimile Transaction" means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.

c. "Fax Redemption" means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.

d. "Fax Election" means any election concerning dividend options available to Fund shareholders which is requested through a Telefacsimile System.

e. "Fax Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.

f. "Fax Purchase" means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.

g. "Designated Fax Procedures" means the following procedures:

     (1) Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months. Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.

     (2) Identity Test: The identity of the sender in any request for a Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.

     (3) Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.

     (4) Written Confirmation: A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.

i. "Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b. Any loss resulting from:

     (1) Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or

     (2) Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

     (3) Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one
     (1) day prior to such redemption; or

     (4) The intentional failure to adhere to one or more Designated Fax Procedures; or

     (5) The failure to pay for shares attempted to be purchased.

4. The Single Loss Limit of Liability under Insuring Agreement L is limited to the sum of Twenty Five Million and 00/100 Dollars ($25,000,000.00) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.

5. With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is Fifty Thousand and 00/100 Dollars ($50,000.00).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

INSURED

                            ENDORSEMENT OR RIDER NO.
          THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER 12:01
490PB1621                    07/07/08              A.M. STANDARD TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                   POLICY 06/30/08
*    ISSUED TO

The Charles Schwab Family of Funds

                          Voice Initiated Transactions

It is agreed that:

1. The attached bond is amended by inserting an additional Insuring Agreement as follows: INSURING AGREEMENT M -VOICE-INITIATED TRANSACTIONS

Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "Voice-initiated Transaction" means any Voice-initiated Redemption, Voice-initiated Election, Voice-initiated Exchange, or Voice-initiated Purchase.

b. "Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

c. "Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

d. "Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.

e. "Voice-initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

f. "Designated Procedures" means the following procedures:

     (1) Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months. Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.

     (2) Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.

     (3) Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

g. "Investment Company" or "Fund" means an investment company registered under the Investment Company Act of 1940.

h. "Officially Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

i. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b. Any loss resulting from:

     (1) Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

     (2) Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

     (3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or

     (4) The intentional failure to adhere to one or more Designated Procedures; or

     (5) The failure to pay for shares attempted to be purchased; or

     (6) Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

4. The total liability of the Underwriter under Insuring Agreement M is limited to the sum of Twenty Five Million and 00/100 Dollars ($25,000,000.00), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

5. With respect to coverage afforded under this Rider the applicable Deductible Amount is Fifty Thousand and 00/100 Dollars ($50,000.00).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

INSURED

                            ENDORSEMENT OR RIDER NO.
          THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR    * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED         ENDORSEMENT OR RIDER 12:01
490PB1621                    07/07/08               A.M. STANDARD TIME AS
                                                    SPECIFIED IN THE BOND OR
                                                    POLICY 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                        Definition of Investment Company

It is agreed that:

1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

INSURED

                            ENDORSEMENT OR RIDER NO.
          THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER 12:01
490PB1621                    07/07/08              A.M. STANDARD TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                   POLICY 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                             Automated Phone Systems

1. The attached Bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT N - AUTOMATED PHONE SYSTEMS ("APS")

Loss caused by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "Automated Phone Systems" or "APS" means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; and always excluding transmissions from a Computer System or part thereof.

b. "APS Transaction" means any APS Redemption, APS Election, APS Exchange, or PAS Purchase.

c. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested through an Automated Phone System.

d. "APS Election" means any election concerning dividend options available to Fund shareholders which is requested through an Automated Phone System.

e. "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through an Automated Phone System.

f. "APS Purchase" means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

g. "APS Designated Procedures" means the following procedures:

     (1) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a request, and the records shall be retained for at least six months. Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

     (2) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction, by requiring the entry by the caller of an identification number consisting of at least four characters.

     (3) Contemporaneous Confirmation: All information in each request for an APS Transaction which is necessary to effect such APS Transaction shall be contemporaneously repeated to the caller, and no such APS Transaction shall be executed unless the caller has confirmed the accuracy of such information.

     (4) Written Confirmation: A written confirmation of each APS Transaction shall be sent to the shareholder(s) to whose account such APS Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but not later than five (5) business days following such APS Transaction.

     (5) Access to APS Equipment: Physical access to APS equipment shall be limited to duly authorized personnel.

h. "Investment Company" or "Fund" means a investment company registered under the Investment Company Act of 1940.

i. "Officially Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3. Exclusion: It is further understood and agreed that this Insuring Agreement shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity", of this Bond: and

b. Any loss resulting from:

     (1) Any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

     (2) Any APS Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

     (3) Any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than one (1) day prior to such redemption; or

     (4) The failure to pay for shares attempted to be purchased, or

     (5) The intentional failure to adhere to one or more APS Designated Procedures.

4. The total liability of the Underwriter under Insuring Agreement N is limited to the sum of Twenty Five Million and 00/100 Dollars ($25,000,000.00), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendments thereof.

5. With respect to coverage afforded under this Rider, the applicable Deductible Amount is Fifty Thousand Dollars ($50,000).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

INSURED

                            ENDORSEMENT OR RIDER NO.
          THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER 12:01
490PB1621                    07/07/08              A.M. STANDARD TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                   POLICY 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                 Amend Insuring Agreement F (Stamp / Medallion)

It is agreed that:

1. Paragraph (2) of Insuring Agreement F -SECURITIES, is deleted in its entirety, and the following is substituted in lieu thereof:

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures, whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; or purportedly guaranteed in writing or witnessed any signatures on any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments, which purported guarantee was effected by the unauthorized use of a stamp or medallion of or belonging to the Insured, which was lost, stolen or counterfeited and for which loss the Insured is legally liable; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) of the attached Bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

INSURED

                            ENDORSEMENT OR RIDER NO.
          THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER 12:01
490PB1621                    07/07/08              A.M. STANDARD TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                   POLICY 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                            Add Exclusions (n) & (o)

It is agreed that:

1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

(n) loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(o) the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

INSURED

                            ENDORSEMENT OR RIDER NO.
          THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER 12:01
490PB1621                    07/07/08              A.M. STANDARD TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                   POLICY 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                   Worldwide Coverage - Counterfeit Currency

It is agreed that:

1.Insuring Agreement (G) Counterfeit Currency, is hereby amended by deleting the words: "of the United States of America or Canada", and substituting "of any country in the world."

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

INSURED

                            ENDORSEMENT OR RIDER NO.
          THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER 12:01
490PB1621                    07/07/08              A.M. STANDARD TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                   POLICY 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                            CALIFORNIA PREMIUM RIDER

It is agreed that:

1. In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period from 06/30/2008

to 06/30/2009

is Ninety Three Thousand & 00/100 Dollars ($93,000.00)

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

INSURED

                            ENDORSEMENT OR RIDER NO.
          THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER 12:01
490PB1621                    07/07/08              A.M. LOCAL TIME AS SPECIFIED
                                                   IN THE BOND OR
                                                   POLICY 06/30/08
*    ISSUED TO

The Charles Schwab Family of Funds

 AMEND SECTION 4. - LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS DESIGNATE PERSONS
      FOR DISCOVERY OF LOSS MEL2555 Ed. 3-05 - For use with ICB005 Ed. 7-04

It is agreed that:

Section 4. - Loss - Notice - Proof - Legal Proceedings of the attached bond is amended by deleting the second subparagraph and replacing it with the following:

Discovery occurs when the

                                  Risk Manager

of the Insured:

     (a)  first becomes aware of facts, or

     (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER 12:01
490PB1621                    07/07/08              A.M. LOCAL TIME AS SPECIFIED
                                                   IN THE BOND OR POLICY
                                                   06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

AUTOMATIC COVERAGE FOR NEW INVESTMENT COMPANIES/INCREASE IN LIMITS MEL2684 - Ed. 3/05 - For use with ICB005 - Ed. 7/04

It is agreed that:

1. General Agreement A., Additional Offices or Employees -Consolidation or Merger -Notice, is amended to include the following paragraph:

(3) If the Insured shall, while this bond is in force, establish any new Investment Companies other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such Investment Companies shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of such premium period.

2. Section 10., Limit of Liability, is amended to include the following paragraph:

If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current Investment Companies insured under the bond or the addition of new Investment Companies, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

Authorized Representative

INSURED

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF POLICY NO.           RIDER EXECUTED        ENDORSEMENT OR RIDER 12:01
490PB1621                    07/07/08              A.M. LOCAL TIME AS SPECIFIED
                                                   IN THE POLICY 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                          AMEND DEFINITION OF EMPLOYEE
                 MEL2899 Ed. 5/05 - For use with ICB005 Ed. 7/04

It is agreed that:

1. The following is added to Definition (a), Employee, of Section 1. - DEFINITIONS, of the CONDITIONS AND LIMITATIONS:

Sub-Advisers;
Sub-Administrators

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

INSURED

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER
490PB1621                    07/07/08              12:01 A.M. LOCAL TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                   POLICY 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

               AMEND SECTION 13. - TERMINATION AS TO ANY EMPLOYEE
                                MEL3274 Ed. 7-05
                          For use with ICB005 Ed. 7-04

It is agreed that:

1. Sub-sections (a), (b) & (c) of Section 13. TERMINATION under CONDITIONS AND LIMITATIONS, are deleted in their entirety, and the following is substituted in lieu thereof:

Upon the detection by any Insured that such Employee has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within forty-eight (48) hours of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory Employee of any Insured, who is not in collusion with such (detected) Employee, becomes aware that the (detected) Employee has committed any dishonest or fraudulent act(s) or theft.

This Bond shall terminate as to any Employee by written notice to each Insured and to the Securities and Exchange Commission from the Underwriter of not less than sixty (60) days prior to the effective date of termination specified in such notice.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

Authorized Representative

INSURED

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER
490PB1621                    07/07/08              12:01 A.M. LOCAL TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                   POLICY 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                            SCHEDULE OF DEPOSITORIES
                         For use with ICB005 - Ed. 7/04
                               MEL3279 - Ed. 5/05

It is agreed that:

1. Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:

                                    SCHEDULE

DEPOSITORY                                       LOCATION COVERED
----------                            -------------------------------------
All systems utilized by the Insured   All locations utilized by the Insured

2. Certificate Securities held by such Depository shall be deemed to be Property as defined in the attached Bond to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3. The attached Bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Company indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has cause of action, to the Company.

4. If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Company based upon the assignment set forth in part 3. above and Insured actually pays such assessment, then the Company will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Company.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER
490PB1621                    07/07/08              12:01 A.M. LOCAL TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                   POLICY 06/30/08

*    ISSUED TO

The Charles Schwab Family of Funds

                   AMEND GENERAL AGREEMENT C - ATTORNEYS' FEES
                          For use with ICB005 Ed. 7/04
                                MEL5483 Ed. 10/07

In consideration of the premium charged, it is agreed that:

1. General Agreements (C) - COURT COSTS AND ATTORNEYS' FEES is replaced with the following:

C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name. In such event, the Underwriter shall have the right to select defense counsel, subject to the Insured's consent, which shall not be unreasonably withheld, and the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By

Authorized Representative
INSURED

ATTACHED TO AND FORMING      DATE ENDORSEMENT OR   * EFFECTIVE DATE OF
PART OF BOND OR POLICY NO.   RIDER EXECUTED        ENDORSEMENT OR RIDER
490PB1621                    07/07/08              12:01 A.M. LOCAL TIME AS
                                                   SPECIFIED IN THE BOND OR
                                                   POLICY 06/30/08
*    ISSUED TO

The Charles Schwab Family of Funds

                     REPLACE INSURING AGREEMENT (A) FIDELITY
                          For use with ICB005 Ed. 7/04
                                MEL5530 Ed. 12/07

It is agreed that:

1. Insuring Agreement (A) Fidelity is replaced with the following:

(A) Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a) to cause the Insured to sustain such loss, or

(b) to obtain financial benefit for the Employee or another person or organization.

Notwithstanding the foregoing, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to obtain financial benefit and which result in a financial benefit for the Employee. However, where the proceeds of a fraud committed by an Employee involving Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing and pensions.

"Trading" as used in this Insuring Agreement means trading or otherwise dealing in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange or other means of exchange similar to or in the nature of the foregoing.

"Loan" as used in this Insuring Agreement means any extension of credit by the Insured, any transaction creating a creditor relationship in favor of the Insured and any transaction by which the Insured assumes an existing creditor relationship.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                        By

Authorized Representative

                                                         INSURED

                            ENDORSEMENT OR RIDER NO.

*    ISSUED TO

The Charles Schwab Family of Funds

Amend Definition of Employee MEL2899 - Ed. 5/05 - For use with ICB005 - Ed. 7/04

It is agreed that:

1. The following is added to Definition (a), Employee, of Section 1. - DEFINITIONS, of the CONDITIONS AND LIMITATIONS:

Temporary personal, part-time employees and consultants while performing duties on behalf of the Insured.

Temporary Employees - any individual or individuals assigned to perform employee duties within the premises for the Insured by any agency furnishing temporary personnel on a contingent or part-time basis, provide, however, that this bond does not cover any loss caused by any such individual or individuals if such loss is covered by any Insurance or Suretyship held by the agency furnishing temporary personnel to the Insured, in which case this bond shall be excess of that other Insured or Suretyship.

Leased Employees - any individual or individuals assigned to perform employee duties within the premises for the Insured by any agency furnishing temporary personnel on a contingent or part-time basis, provide, however, that this bond does not cover any loss caused by any such individual or individuals if such loss is covered by any Insurance or Suretyship held by the agency furnishing temporary personnel to the Insured, in which case this bond shall be excess of that other Insured or Suretyship.

Volunteer while performing services like an Employee;

Intern or Guest Student while performing services like an Employee;

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By Authorized Representative

                                    RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming      Date Endorsement or   * Effective Date of
Part of Bond Or Policy No.   Rider Executed        Endorsement or Rider 06/30/08
490PB1621                    07/07/08              12:01 A.M. Time as Specified
                                                   in the BondStandard or Policy

*    ISSUED TO

The Charles Schwab Family of Funds

It is agreed that:

     1. The term "Underwriter" as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.

     2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

     3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

     4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

     5. The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.

     6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

     7. In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

     8. In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached Bond.

     9. In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

                                 ICB042 Ed. 7-04

Underwritten for the sum of $15,000,000 part of $25,000,000 per occurrence

Sub-Limits

Insuring Agreement (B)-Audit Expense:                    $30,000 part of $50,000
Insuring Agreement (H)-Stop Payment:                     $300,000 part of $500,000
Insuring Agreement (I)-Uncollectible Items of Deposit:   $300,000 part of $500,000
Insuring Agreement (J)-Unauthorized Signature:           $300,000 part of $500,000

St Paul Fire & Marine Insurance Company                  (Controlling Company)


                                        By: /s/ Illegible
                                            ------------------------------------
                                            Authorized Representative

Underwritten for the sum of $10,000,000 part of $25,000,000

Sub-Limits

Insuring Agreement (B)-Audit Expense:                    $20,000 part of $50,000
Insuring Agreement (H)-Stop Payment:                     $200,000 part of $500,000
Insuring Agreement (I)-Uncollectible Items of Deposit:   $200,000 part of $500,000
Insuring Agreement (J)-Unauthorized Signature:           $200,000 part of $500,000

Great American Insurance Company

                                                     [Surety Company]


                                        By: /s/ Olga Torres
                                            ------------------------------------
                                            Authorized Representative

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By Authorized Representative

ICB042 Ed. 7-04

                          ICI MUTUAL INSURANCE COMPANY

                                  P.O. Box 730
                         Burlington, Vermont 05402-0730

                         INVESTMENT COMPANY BLANKET BOND
                                    (EXCESS)

                          ICI MUTUAL INSURANCE COMPANY
                                  P.O. Box 730
                         Burlington, Vermont 05402-0730

                                  DECLARATIONS

ITEM 1. Name of Insured (the "Insured")                              Bond Number

        THE CHARLES SCHWAB FAMILY OF FUNDS

        98291108B

        Principal Address: 101 Montgomery Street
                           San Francisco, CA 94104

ITEM 2. Bond Period: from 12:01 a.m. on June 30, 2008 to 12:01 a.m. on June 30, 2009, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

ITEM 3. Limit of Liability--

                                                      LIMIT OF     DEDUCTIBLE
                                                     LIABILITY     AMOUNT (1)
                                                    -----------   -----------
Insuring Agreement A--FIDELITY                      $25,000,000   $25,000,000
Insuring Agreement C--PREMISES                      $25,000,000   $25,000,000
Insuring Agreement D--TRANSIT                       $25,000,000   $25,000,000
Insuring Agreement E--FORGERY OR ALTERATION         $25,000,000   $25,000,000
Insuring Agreement F--SECURITIES                    $25,000,000   $25,000,000
Insuring Agreement G--COUNTERFEIT CURRENCY          $25,000,000   $25,000,000
Insuring Agreement K--COMPUTER SYSTEMS              $25,000,000   $25,000,000
Insuring Agreement L-- TELEFACSIMILE SYSTEMS        $25,000,000   $25,000,000
Insuring Agreement M--VOICE-INTIATED TRANSACTIONS   $25,000,000   $25,000,000
Insuring Agreement N--AUTOMATED PHONE SYSTEMS       $25,000,000   $25,000,000

(1)  Plus the applicable deductible of the Primary Bond

ITEM 4. PRIMARY BOND-- St. Paul Fire & Marine Insurance Company
                       Bond No. 490PB1621

ITEM 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:

        Riders: 1

        and of all Riders applicable to this Bond issued during the Bond Period.


                                        By: /S/ Catherine Dalton
                                            ------------------------------------
                                            Authorized Representative

Excess Bond (7/97)

ICI Mutual Insurance Company ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the PRIMARY BOND but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the PRIMARY BOND, except with respect to:

     a.   Any coverage exceptions specified by riders attached to this bond;

     b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations and;

     c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A.   CHANGE OR MODIFICATION OF PRIMARY BOND

     If after the inception date of this bond the PRIMARY BOND is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B.   LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

     This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

     The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

     The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

     Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

A. DEDUCTIBLE AMOUNT means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this DEDUCTIBLE AMOUNT be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any UNDERLYING BOND(S), including the insolvency or dissolution of any Insurer providing coverage under any UNDERLYING BOND(S).

B. PRIMARY BOND means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

C.   SINGLE LOSS means:

     (1) all loss resulting from any one actual or attempted theft committed by one person, or

     (2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

     (3) all loss caused by dishonest or fraudulent acts committed by one person, or

     (4)  all expenses incurred with respect to any one audit or examination, or

     (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

D. UNDERLYING BOND means the PRIMARY BOND and all other insurance coverage referred to in ITEM 4. Of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

     The Underwriter's liability for each SINGLE LOSS shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

     For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

     (1)  becomes aware of facts, or

     (2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

     Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

     Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

     At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

          a. submit to examination by the Underwriter and subscribe to the same under oath, and

          b. produce for the Underwriter's examination all pertinent records, and

          c. cooperate with the Underwriter in all matters pertaining to the loss.

     The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

     The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

     The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

     This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or
     (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

     Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

     Upon the detection by any Insured that an employee (as defined in the PRIMARY BOND) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two
     (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

     For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

     This bond shall terminate as to any employee (as defined in the PRIMARY
     BOND) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

     If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

     This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

     The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the PRIMARY BOND or from any other bond, suretyship or insurance policy), shall exceed the applicable DEDUCTIBLE AMOUNT; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

     The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable DEDUCTIBLE AMOUNT and the other agreements, provisions, conditions and limitations of this bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND
                                  (EXCESS BOND)

                                   RIDER NO. 1

INSURED                                                              BOND NUMBER

THE CHARLES SCHWAB FAMILY OF FUNDS                                     98291108B

EFFECTIVE DATE             BOND PERIOD            AUTHORIZED REPRESENTATIVE


JUNE 30, 2008    JUNE 30, 2008 TO JUNE 30, 2009   /S/ CATHERINE DALTON

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future "INSURED LOSSES" resulting from certified "ACTS OF TERRORISM." (Each of these BOLDED TERMS is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified "ACTS OF TERRORISM" will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's "INSURED LOSSES" in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "ACTS OF TERRORISM" is one percent (1%).

                                                                 RX53.0-00(6/03)

[CNA LOGO]                                                          DECLARATIONS
40 WALL STREET, NEW YORK, NY  10005                      EXCESS INSURANCE POLICY

CUSTOMER NUMBER                                                     DATE ISSUED
---------------                                                     ------------
    232816                                                           09/24/2008

 POLICY NUMBER                COVERAGE IS PROVIDED BY               PRODUCER NO.
---------------   -----------------------------------------------   ------------
   169880306               Continental Insurance Company               702859
                           (herein called 'Underwriter')

         NAMED INSURED AND ADDRESS                PRODUCER NAME AND ADDRESS
------------------------------------------   -----------------------------------
ITEM 1. The Charles Schwab Family of Funds   Aon Risk Services Northeast, Inc.
        (herein called `Insured')            John Macko
        101 Montgomery Street                199 Water Street
        San Francisco, CA 94104              New York, NY 10038

ITEM 2. Bond Period: from 12:01 a.m. on 6/30/2008 to 12:01 a.m. on 6/30/2009 standard time.

ITEM 3. Single Loss Limit of Liability: $20,000,000

ITEM 4. Underlying Insurance:

Primary                                            Single Loss
Underlying Insurance           Policy Number   Limit of Liability   Deductible
----------------------------   -------------   ------------------   ----------
St. Paul Fire & Marine         490PB1621           $25,000,000        $50,000
Insurance Company

Excess                                                 Single Loss
Underlying Insurance           Policy Number       Limit of Liability
----------------------------   -------------   --------------------------
ICI Mutual Insurance Company   9829108B        $25,000,000 XS $25,000,000

ITEM 5. Notice of claim should be sent to the Underwriter at:   CNA Global Specialty Lines
                                                                Financial Insurance Division,
                                                                Fidelity Bonding
                                                                40 Wall Street
                                                                New York, NY 10005

ITEM 6. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
        SR-5261b   Ed. 10/87   Cosurety Rider

ITEM 7. The Insured by the acceptance of this policy gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A, such termination or cancelation to be effective as of the time this policy becomes effective.


                                        By
                                           -------------------------------------
                                                       Authorized Representative

                                                             Date: July 21, 2008


PRO-4173-A (ED. 09/03)                                               PAGE 1 OF 1

                              EXCESS FIDELITY BOND
                                (NON-AGGREGATED)

In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the INSURED and subject to the provisions of this policy, the Underwriter and the INSURED agree as follows:

SECTION I. INSURING AGREEMENT

     The Underwriter agrees to indemnify INSURED for loss discovered during the BOND PERIOD, which exceeds the UNDERLYING INSURANCE but is otherwise properly payable according to the terms of the UNDERLYING INSURANCE.

SECTION II. GENERAL AGREEMENTS

A.   DEFINITIONS

     Throughout this bond, the words "bond" and "policy" are interchangeable.

          BOND PERIOD means the period from the effective date and hour of this Bond as set forth in Item 2 of the Declarations, to the Policy expiration date and hour set forth in Item 2 of the Declarations, or its earlier cancellation date or termination date, if any.

          INSURED means those persons or organizations insured under the PRIMARY UNDERLYING INSURANCE, at its inception.

     NAMED INSURED means the organizations named in Item 1 of the Declarations.

          PRIMARY UNDERLYING INSURANCE means the Policy scheduled in Item 4 of the DECLARATIONS.UNDERLYING INSURANCE means all those Policies scheduled in
     Item 4 of the Declarations and any Policies replacing them.

B.   NOTICE TO UNDERWRITER OF LOSS OR LEGAL PROCEEDING

     At the earliest practicable moment, not to exceed the notice requirements specified in the PRIMARY UNDERLYING INSURANCE, the NAMED INSURED shall give the Underwriter notice thereof. Such notice is to be sent to: CNA Global Specialty Lines, Fidelity Bonding, 8th Floor, 40 Wall Street New York, NY 10005. Within six (6) months after such discovery, the NAMED INSURED shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and if requested by the Underwriter, copies of proof of loss presented to the PRIMARY UNDERLYING INSURANCE.

     Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss.

SECTION III. CONDITIONS AND LIMITATIONS

A.   UNDERLYING INSURANCE

     This bond is subject to all terms and conditions of the PRIMARY UNDERLYING INSURANCE (except premium, limit of liability, and any other provision set forth in this bond). However, should any provision of this bond conflict with any provision of the UNDERLYING INSURANCE, then the provisions of this bond shall control. All UNDERLYING INSURANCE in effect at the inception of this bond shall be maintained in full effect during the BOND PERIOD. If the UNDERLYING INSURANCE is amended or modified during the BOND PERIOD, the Underwriter shall be given written notice as required by the PRIMARY UNDERLYING INSURANCE and premium hereunder shall be


PRO-4175-A (ED. 02/04)                                               PAGE 1 OF 4

                              EXCESS FIDELITY BOND
                                (NON-AGGREGATED)

     adjusted as appropriate. Failure to comply with the foregoing shall not void this bond; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the UNDERLYING INSURANCE remained in full force and with the terms and conditions agreed to by the Underwriter.

B.   JOINT INSUREDS

     If two or more INSUREDS are covered under this Bond, the first NAMED INSURED shall act for all Insureds. Payment by the Underwriter to the first NAMED INSURED for any loss sustained by any INSURED shall fully release the Underwriter with respect to such loss. If the first named INSURED ceases to be covered under this Bond, the INSURED next named shall be considered as the first Named INSURED. The liability of the Underwriter for loss sustained by all INSUREDS shall not exceed the amount for which the Underwriter would have been liable had all such loss been sustained by one INSURED.

     Knowledge possessed or discovery made by any INSURED shall constitute knowledge or discovery by all INSUREDS for all purposes of this bond.

C.   SINGLE LOSS LIMIT OF LIABILITY

     The Underwriter's liability for each single loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 3 of the Declarations.

D.   MAINTENANCE OF UNDERLYING INSURANCE AND DROP DOWN PROVISION

     1. The UNDERLYING INSURANCE shall be maintained during the BOND PERIOD on the same terms and conditions in effect upon the inception date of this Bond, subject to any reduction of the limits of liability available under the UNDERLYING INSURANCE solely by reason of payment in legal currency of losses covered thereunder. Except as provided in Section G. below, failure to comply with the foregoing shall not invalidate this Policy but the Insurer shall not be liable to a greater extent than if this condition had been complied with. To the extent that any UNDERLYING INSURANCE is not maintained during the POLICY PERIOD (including any applicable Extended Reporting Period) on the same terms and conditions in effect upon the inception date of this Policy:

          a. the INSUREDS shall be deemed to be self-insured for any loss not covered under the UNDERLYING INSURANCE due to such failure, and

          b. the UNDERLYING LIMITS shall not be deemed to be depleted due to any loss payments covered under the UNDERLYING INSURANCE on account of such changes in terms and conditions of such UNDERLYING INSURANCE.

     2. The NAMED ENTITY shall notify the Insurer in writing as soon as practicable before the effective date of any change in the terms and conditions of any UNDERLYING INSURANCE. This Policy shall become subject to such changes only if and to the extent the Insurer agrees thereto by written endorsement to this Policy prior to the effective date of such changes, and only if the INSUREDS pay any additional premium required by the Insurer.

     3. Notwithstanding any provisions of the UNDERLYING INSURANCE to the contrary, for the purpose of the coverage afforded under this Policy, any exhaustion of any sub-limit of liability within the UNDERLYING INSURANCE shall not be deemed to exhaust the UNDERLYING INSURANCE and the INSUREDS shall be deemed to be self-insured for the amount of any loss in excess of such sub-limit up to the amount of the total limit of liability of the UNDERLYING INSURANCE.


PRO-4175-A (ED. 02/04)                                               PAGE 2 OF 4

                              EXCESS FIDELITY BOND
                                (NON-AGGREGATED)

     4. Failure of any UNDERLYING INSURANCE to make payment due to insolvency or for any other reason, shall not reduce the UNDERLYING INSURANCE Limit of Liability and this bond shall continue to respond only to loss in excess of that unreduced amount.

E.   EXCLUSIONS

     This bond does not directly or indirectly cover:

     1. loss not reported to the Underwriter in writing within thirty (30) days after the termination of this bond;

     2. loss resulting from the effects of nuclear fission or fusion or radioactivity;

     3. loss of potential income, including but not limited to interest and dividends, not realized by an INSURED;

     4. damage of any type for which an INSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this bond;

     5. all costs, fees and expenses incurred by an INSURED in establishing the existence of or amount of loss covered under this bond; or as a party to any legal proceeding even is such legal proceeding results in a loss covered under this bond;

     6.   loss resulting from indirect of consequential loss of any nature.

F.   CONFORMITY

     If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended to comply with the minimum requirements of such law.

G.   TERMINATION

     This Bond shall apply in conformance with the termination and/or cancellation provisions of the PRIMARY POLICY; provided that, in the event of the occurrence of the following, this bond shall terminate:

     - immediately upon the appointment of a trustee, receiver, or liquidator of any INSURED or the taking over of any INSURED by State or Federal officials; or

     -    immediately upon the dissolution or takeover of any INSURED; or

     -    immediately upon the exhaustion of the Aggregate Limit of Liability;
          or

     -    immediately upon the expiration of the BOND PERIOD; or

     - immediately upon the cancellation, termination or non-renewal of the any of the UNDERLYING INSURANCE.

H.   CHANGE OR MODIFICATION

     This bond or any amendment affecting same may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond duly executed by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon the Underwriter unless completed by the attachment of the Declarations and signed by a duly authorized representative of the Underwriter.


PRO-4175-A (ED. 02/04)                                               PAGE 3 OF 4

                              EXCESS FIDELITY BOND
                                (NON-AGGREGATED)


                    /s/ Illegible                        /s/ Illegible
                Chairman of the Board                      Secretary

PRO-4175-A (ED. 02/04)                                               PAGE 4 OF 4

                                 COSURETY RIDER

It is agreed that:

1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.

2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7. In the absence of a request from any of said Companies that notice of termination or cancelation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancelation to such other Company, and shall send copy of such notice to the Controlling Company.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

                                      Complete only when this rider/endorsement is not prepared with the
         Must Be Completed                bond/policy or is not to be effective with the bond/policy
-----------------------------------   -------------------------------------------------------------------
Rider/Endorsement No.    Policy No.   Issued to:   Effective date of this rider/endorsement
           1              169880306


[CNA LOGO]                            Countersigned by
                                                       -------------------------
                                                       Authorized Representative


                                                                       PAGE OF 3

SR-5261b
(ED. 10/87)

8. In the event of the termination or cancelation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9. In the event of the termination or cancelation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancelation. The termination or cancelation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

Underwritten for the sum of $15,000,000   Controlling Company
except as follows:                        Continental Insurance Company


                                          By:
                                             -----------------------------------

Underwritten for the sum of $5,000,000    Great American Insurance Company
except as follows:

                                          By:
                                             -----------------------------------

Accepted:

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

                                      Complete only when this rider/endorsement is not prepared with the
         Must Be Completed                bond/policy or is not to be effective with the bond/policy
-----------------------------------   -------------------------------------------------------------------
Rider/Endorsement No.    Policy No.   Issued to:   Effective date of this rider/endorsement
           1              169880306


[CNA LOGO]                            Countersigned by
                                                       -------------------------
                                                       Authorized Representative


                                                                       PAGE OF 3

SR-5261b
(ED. 10/87)

By:


              COSURETY RIDER
FOR USE WITH ALL FORMS OF STANDARD BONDS.
REVISED TO OCTOBER, 1987.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

                                      Complete only when this rider/endorsement is not prepared with the
         Must Be Completed                bond/policy or is not to be effective with the bond/policy
-----------------------------------   -------------------------------------------------------------------
Rider/Endorsement No.    Policy No.   Issued to:   Effective date of this rider/endorsement
           1              169880306


[CNA LOGO]                            Countersigned by
                                                       -------------------------
                                                       Authorized Representative

                                                                       PAGE OF 3

SR-5261b
(ED. 10/87)

                    RESOLUTIONS OF THE BOARDS OF TRUSTEES OF
                       THE CHARLES SCHWAB FAMILY OF FUNDS
                               SCHWAB INVESTMENTS
                              SCHWAB CAPITAL TRUST
                            SCHWAB ANNUITY PORTFOLIOS

                              ADOPTED JUNE 25, 2008

                    ACTION BY WRITTEN CONSENT OF THE TRUSTEES
                       IN LIEU OF MEETING OF THE TRUSTEES

              APPROVAL OF SCHWAB FUNDS' 2008-2009 INSURANCE PROGRAM

     The undersigned, being a majority of the Trustees of The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, and Schwab Annuity Portfolios, hereby take the following actions and adopt the following resolutions by written consent without a meeting, to have the same force and effect as if adopted at a duly constituted meeting of the Boards of Trustees:

          RESOLVED, that the form and amount of the fidelity bonds in the aggregate principal amount of $70,000,000 (Seventy Million Dollars) covering The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios (each, a "Trust" and collectively, the "Trusts") for the periods stated in the following resolutions be, and they hereby are, approved by the members of the Boards of Trustees (the "Trustees") of the Trusts and separately by a majority of the Trustees who are not "interested persons" of any Trust, as that term is defined by the Investment Company Act of 1940, as amended ("1940 Act"), after consideration of all factors deemed relevant, including, but not limited to, the value of the assets of the Trusts, the type and terms of the arrangements made for the custody and safekeeping of the Trusts' assets, and the nature of the securities in the funds of the Trusts;

          FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by St. Paul Travelers and Great American providing aggregate coverage of $25,000,000 (Twenty-Five Million Dollars) ("St. Paul Joint Bond") against larceny and embezzlement and such other types of losses as are included in the St. Paul Joint Bond for the period ending June 30, 2009, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the St. Paul Joint Bond, are hereby approved;

          FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by ICI Mutual Insurance Company providing excess coverage of $25,000,000 (Twenty-Five Million Dollars) ("ICI Joint Excess Bond") against larceny and embezzlement and such other types of losses as are included in the ICI Joint Excess Bond for the period ending June 30, 2009, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the ICI Joint Excess Bond, are hereby approved;

          FURTHER RESOLVED, that after considering all relevant factors, the actions of the officers of the Trusts in procuring a joint fidelity bond issued by CNA Insurance Company providing excess coverage of $20,000,000 (Twenty Million Dollars) ("CNA Joint Excess Bond") against larceny and embezzlement and such other types of losses as are included in the CNA Joint Excess Bond for the period ending June 30, 2009, with a premium to be shared pro rata according to the net assets of each Trust, and the form and amount of the CNA Joint Excess Bond, are hereby approved;

          FURTHER RESOLVED, that the participation by each Trust in the Joint Bonds described above is determined to be fair and reasonable and in the best interests of each Trust and its shareholders by the Trustees of the Trusts and separately by a majority of the Trustees who are not "interested persons" of any Trust, as that term is defined by the 1940 Act;

          FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to execute such documents and papers as may be required by the rules and regulations promulgated under the 1940 Act;

          FURTHER RESOLVED, that the Secretary of the Trusts be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Trusts' Joint Bonds required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

          FURTHER RESOLVED, that the agreement regarding the Joint Bonds approved pursuant to the preceding resolutions, stating that, in the event recovery is received under any of the Joint Bonds as a result of the loss by a Trust and one or more of the other named insureds, each such Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act, is hereby ratified and continued by the Trustees of the Trusts and separately by a majority of the Trustees who are not "interested persons" of any Trust, as that term is defined by the 1940 Act.

CERTIFICATE

The undersigned hereby certifies that she is the Assistant Secretary of The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios (the "Trusts"), each a Massachusetts business trust organized and existing under the law of the Commonwealth of Massachusetts, and that the above are true and correct copies of the resolutions duly adopted by written consent of a majority of the Trustees of the Trusts on June 25, 2008.


                                        /s/ Christine Pierangeli
                                        ----------------------------------------
                                        Christine Pierangeli
                                        Assistant Secretary

                  STATEMENT OF REGISTERED INVESTMENT COMPANIES
                             PURSUANT TO RULE 17G-1
                      OF THE INVESTMENT COMPANY ACT OF 1940

     Pursuant to rule 17g-1 under the Investment Company Act of 1940, as amended, the undersigned registered investment companies hereby state as follows:

     1. But for its participation in a joint fidelity bond arrangement, The Charles Schwab Family of Funds would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $201,999,813,500, as of March 31, 2008, the end of the most recent fiscal quarter prior to the date of determination.

     2. But for its participation in a joint fidelity bond arrangement, Schwab Investments would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $10,405,703,000, as of May 30, 2008, the end of the most recent fiscal quarter prior to the date of determination.

     3. But for its participation in a joint fidelity bond arrangement, Schwab Capital Trust would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $2,500,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of over $29,550,506,400, as of April 30, 2008, the end of the most recent fiscal quarter prior to the date of determination.

     4. But for its participation in a joint fidelity bond arrangement, Schwab Annuity Portfolios would be required under Rule 17g-1 to purchase a single insured fidelity bond in the minimum amount of $750,000, said amount being the requisite minimum under Rule 17g-1 for registered investment companies with total assets of $434,262,000, as of April 30, 2008, the end of the most recent fiscal quarter prior to the date of determination.

     5. The premium for the joint insured bond covering each has been paid through the period ending June 30, 2009.


                                        THE CHARLES SCHWAB FAMILY OF FUNDS
                                        SCHWAB INVESTMENTS
                                        SCHWAB CAPITAL TRUST
                                        SCHWAB ANNUITY PORTFOLIOS


                                        /s/ Christine Pierangeli
                                        ----------------------------------------
                                        Christine Pierangeli
                                        Assistant Secretary

                          JOINT FIDELITY BOND AGREEMENT

     WHEREAS, the undersigned parties have determined that it is in their best interests to enter into a joint fidelity bond, which bond is intended to meet the applicable standards of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"); and

     WHEREAS, Rule 17g-1 under the 1940 Act requires that each registered management company entering into a joint fidelity bond shall agree with the other named insureds as to the allocation of the recovery received under the joint bond as a result of the loss sustained by the registered management investment company and one or more other named insureds;

     NOW THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the undersigned parties hereby agree as follows:

     1. In the event recovery is received under the policy as a result of a loss sustained by one of the registered management investment companies named below and one or more other named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under rule 17g-1 under the 1940 Act.

     2. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

     IN WITNESS WHEREOF, each of the undersigned registered management investment companies has caused this Agreement to be executed by a duly authorized officer as of the 25th day of June, 2008.

THE CHARLES SCHWAB FAMILY OF FUNDS

Schwab California Municipal Money Fund
Schwab Municipal Money Fund
Schwab New York AMT Tax-Free Money Fund
Schwab New Jersey AMT Tax-Free Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab AMT Tax-Free Money Fund
Schwab Massachusetts AMT Tax-Free Money Fund
Schwab Value Advantage Money Fund
Schwab Government Money Fund
Schwab Money Market Fund
Schwab U.S. Treasury Money Fund
Schwab Retirement Advantage Money Fund
Schwab Investor Money Fund
Schwab Cash Reserves Fund
Schwab Advisor Cash Reserves Fund
Schwab California AMT Tax-Free Money Fund


/s/ Christine Pierangeli
----------------------------------------
Christine Pierangeli
Assistant Secretary

SCHWAB INVESTMENTS

Schwab 1000 Index Fund
Schwab California Tax-Free Bond Fund
Schwab Tax-Free Bond Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab YieldPlus Fund
Schwab GNMA Fund
Schwab California Tax-Free YieldPlus Fund
Schwab Tax-Free YieldPlus Fund
Schwab Inflation Protected Fund
Schwab Global Real Estate Fund
Schwab Premier Income Fund


/s/ Christine Pierangeli
----------------------------------------
Christine Pierangeli
Assistant Secretary

SCHWAB CAPITAL TRUST

Schwab Core Equity Fund
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack All Equity Portfolio
Schwab International Index Fund
Schwab Balanced Fund
Laudus U.S. MarketMasters Fund
Laudus International MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Schwab S&P 500 Index Fund
Schwab Small-Cap Index Fund
Schwab Institutional Select S&P 500 Fund
Schwab Total Stock Market Index Fund
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab Hedged Equity Fund
Schwab Small-Cap Equity Fund
Schwab Dividend Equity Fund
Schwab Premier Equity Fund
Schwab Target 2010 Fund
Schwab Target 2015 Fund
Schwab Target 2020 Fund
Schwab Target 2025 Fund
Schwab Target 2030 Fund
Schwab Target 2035 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund
Schwab Large-Cap Growth Fund
Schwab Fundamental US Large Company Index Fund
Schwab Fundamental US Small-Mid Company Index Fund
Schwab Fundamental International Large Company Index Fund
Schwab Fundamental Emerging Markets Index Fund
Schwab Fundamental International Small-Mid Company Index Fund
Schwab Monthly Income Fund - Moderate Payout
Schwab Monthly Income Fund - Enhanced Payout
Schwab Monthly Income Fund - Maximum Payout
Schwab International Core Equity Fund


/s/ Christine Pierangeli
----------------------------------------
Christine Pierangeli
Assistant Secretary

SCHWAB ANNUITY PORTFOLIOS

Schwab MarketTrack Growth Portfolio II
Schwab Money Market Portfolio
Schwab S&P 500 Index Portfolio


/s/ Christine Pierangeli
----------------------------------------
Christine Pierangeli
Assistant Secretary